FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant's press release dated March 6, 2017, announcing that Gilat Announces Availability of Mobility-Ready Solution for  On-the-Move Applications on Land, Sea and Air.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 6, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces Availability of Mobility-Ready Solution for
On-the-Move Applications on Land, Sea and Air

Mobility service providers to benefit from a new level of spectral efficiency and availability with performance speeds reaching 400Mbps

Petah Tikva, Israel, March 6, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the availability of its revolutionary mobility solution for its multi-application SkyEdge II-c platform. The comprehensive mobility feature-set supports unprecedented spectral efficiency and availability while delivering throughput of up to 400Mbps.

Gilat's multi-application platform powered by its distributed X-Architecture is now optimized and enhanced to meet the most challenging satellite mobility communication requirements. SkyEdge II-c, already successfully deployed worldwide, is now available with new mobility technologies including unprecedented throughput, significant bandwidth efficiency, highest service availability and substantial operational advantages.

Gilat's Taurus and Capricorn family of VSATs achieve unprecedented throughput reaching up to 400Mbs while enabling transmission at supersonic speeds with Doppler timing compensation. SkyEdge II-c VSATs are powered by a multi-core ARM CPU and deliver excellent user experience over satellite.

The SkyEdge II-c platform is being enhanced with the latest generation wideband DVB-S2X outbound standard. Gilat is introducing unique true real-time resilient adaptive LDPC inbound TDMA waveform, which enables significant savings of satellite bandwidth costs while delivering highest service availability. Gilat's innovative implementation delivers exceptional spread-spectrum transmission performance, enabling high on-the-move service availability even in the most extreme conditions. The platform is built to deliver maximum space segment efficiency via its true dynamic link adaptivity in the return channel. This is achieved by changes to the carrier symbol rate and ModCod per VSAT on a per time-slot basis.

Operational benefits are provided via Gilat's leading TotalNMS, which includes a comprehensive set of mapping tools delivering mobility services to a configurable geographic service area, with automatic beam switching. Global bandwidth management is supported by Gilat's innovative Cloud Quality of Service (QoS), enabling service providers to provision and manage bandwidth across multiple teleports, satellites and user beams from a central NMS.

"Gilat's leading SkyEdge II-c mobility offering has been designed to address the new requirements of In-Flight Connectivity (IFC), maritime and land mobility applications that are now possible with global large scale HTS and VHTS," said Hagay Katz, Head of the VSAT Line of Business at Gilat. "With this innovative development, Gilat is leapfrogging current market solutions with the most advanced next generation mobility platform for which we are already seeing significant industry embracement."

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite
Networks Doreet
Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri,
President
203-972-0186
junefil@optonline.net